UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLPP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LL 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

        ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following presentation was made by Aventis (the "Company" or "Aventis") on March 5, 2004.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

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[LOGO]

Say no to Sanofi’s offer:

We are committed to delivering greater value

March 5, 2004

FORWARD-LOOKING STATEMENTS AND FURTHER INFORMATION

Statements in this presentation other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.

Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.

Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report –“Document de Référence”- on file with the “Autorité des marchés financiers” in France.

Aventis shareholders are urged to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC’s Website at www.sec.gov.

YOUR MANAGEMENT AND SUPERVISORY BOARDS RECOMMEND REJECTING THE SANOFI OFFER

•                       An opportunistic attempt that clearly undervalues Aventis

•                       Transfers considerable risks to Aventis shareholders:

•                       Loss of Plavix patent

•                       Substantial execution risk

•                       Lack of clarity on synergy targets – unrealistic timetable

•                       Sanofi on verge of slower growth

•                       >50% of current developed sales at risk by 2007

•                       Significant downside once Sanofi’s major shareholders free to sell

There is greater value ahead in Aventis

TIMING OF SANOFI’S OFFER IS OPPORTUNISTIC

Sanofi launched the bid prior to:

•                       Clarity of outcome on Plavix U.S. patent litigation

•                       End of the existing Sanofi shareholder agreement in December 2004

•                       Announcement of several value-enhancing initiatives by Aventis

•                       Above-average earnings growth in 2003

•                       Enhanced growth outlook for 2004-2007

•                       “Carve out” of € 1.5 billion in non-strategic products

AVENTIS: STRONG OUTLOOK FOR SALES GROWTH

•                       Annual sales activity growth of 10-11% during 2005-2007

•                        18% annual sales activity growth rate for strategic products

•                        Assumes completion of € 1.5 billion “carve-out” of non-strategic products

•                       New products expected to contribute € 2 billion in sales by 2007:

•                        Ketek (U.S. launch)

•                        Genasense

•                        Menactra

•                        Sculptra/New-Fill

•                       Higher peak sales for many existing key products:

•                        Lantus: € 2.5 billion

•                        Ketek: € 1.5 billion

•                        Taxotere: € 3 billion

•                        Actonel: € 2 billion

Activity growth – Excluding currency impact

OUTSTANDING EPS GROWTH

Expected EPS growth (%)

[CHART]

•                       Bottom-line growth expected to be driven by:

•                       Strong top-line growth

•                       Ongoing productivity improvement initiatives

•                       € 2-3 billion share repurchase program

Average target prices for Aventis standalone increased by 12.5% following 2003 results announcement

OFFER PREMIUM IS NOW LOWER THAN AT TIME OF ANNOUNCEMENT

[CHART]

Research analysts have increased their Aventis price target by an average 12.5% since February

(1) Based on last one-month volume weighted average share price for target and bidder

OFFER PREMIUM MUCH LOWER THAN COMPARABLE TRANSACTIONS

Transaction premium on unaffected prices One-month average prior to announcement(1) (%)

[CHART]

(1) Based on last one-month share price for target and bidder

OFFER PRICE AT A SUBSTANTIAL DISCOUNT TO SECTOR P/E RATIOS

P/E pre-goodwill 2003 estimates(1) (x)

[CHART]

P/E – Price/Earnings ratio

(1)          Source: Published net income before goodwill amortization and exceptional items.

Based on the average share price for the one-month period ending on January 21, 2004

UNFAIR SHARING OF ECONOMICS FOR AVENTIS SHAREHOLDERS

Contribution analysis – 2003 results(1)

[CHART]

2003 EPS accretion / dilution pre-synergies (%)

[CHART]

(1) Offer exchange ratio is based on Alternative Share Exchange Offer

(2) Including equity from associates

SANOFI SEEKING TO TRANSFER SIGNIFICANT RISKS TO AVENTIS’ SHAREHOLDERS

•                       Uncertain outcome of Plavix patent litigation

•                       Over 50% of Sanofi’s developed sales at risk

•                       Current pipeline products may not compensate for slower top-line growth

•                       Lack of track record in launching new products globally

•                       Arixtra the only major new product launch in recent years

•                       Execution risks due to significant differences in corporate cultures

•                       Sanofi shareholders to retain disproportionate voting rights

•                       Overhang due to anticipated selling by Sanofi’s controlling shareholders

There is greater value ahead in Aventis

MORE THAN A THIRD OF SANOFI’S VALUE COULD EVAPORATE IF PLAVIX PATENT LOST

Broker perception of Plavix’s U.S. patent risk(1) Estimated impact on Sanofi share price

[CHART]

(1) Average broker estimates prevailing on announcement (CAI, Deutsche Bank, HSBC, BNP Paribas and JP Morgan)

> 50% OF SANOFI’S CURRENT DEVELOPED SALES AT RISK

51.4% of developed sales at risk

[CHART]

Top-line growth expected to decrease to only 2% in 2007

SANOFI’S PIPELINE NOT EXPECTED TO PROVIDE OFFSET FOR LOST SALES

New product launches
(2004 – 2006)

Aventis		Sanofi-Synthélabo
Product	Potential blockbusters	Product	Potential blockbusters
Apidra		Tirapazamine
Genasense	X	Fumaligin
Alvesco	X	Rimonabant	X
Sculptra	X
Menactra	X
Exubera	X

6	vs.	3
	5	vs.	1

SANOFI’S PROPOSED SYNERGIES LACK JUSTIFICATION

•                       € 1.6 billion in proposed synergies lacks justification

•                       Sanofi has acknowledged that one-third are positive sales synergies

•                       Sanofi expects to realize 60% of proposed synergies in year two

•                       Highly improbable due to restructuring focus on France and Germany

•                       France to have 30,000 employees –restructuring extremely difficult

•                       Offer terms result in an unfair sharing of synergies

A STRATEGY COUNTER TO PHARMA INDUSTRY LEADERSHIP TRENDS

•                       Intensifying focus on the U.S. market

•                       Combined entity will have only 30% of sales in the US

•                       Major step backward from Aventis’ 40% of sales in the U.S.

•                       Reducing exposure to lower-growth EU markets

•                       Combined entity will have nearly 50% of sales in Europe

•                       Creating global –but decentralized – management structures

•                       Sanofi lacks truly global and U.S. experience

•                       Sanofi has failed to attract R&D or product partnerships

•                       Improving profitability through higher product concentration

•                       Is Sanofi alone with its “no small products and no small countries” strategy?

AVENTIS COMMITTED TO DELIVERING GREATER VALUE TO SHAREHOLDERS

•                       2003 results point to strong momentum for future growth

•                       2004-2007: Above-average sales and earnings growth outlook

•                       4 blockbusters on the market –proven ability to build billion € drugs

•                       7 more potential blockbusters already launched or submitted for approval

•                       13 new compounds in late-stage development or registration

•                       Exploring all options to maximize shareholder value

There is greater value ahead in Aventis